UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact name as specified in its charter)

N/A

(Translation of registrant’s name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this report on Form 6-K to “Braskem,” “we,” “us,” the “Company” and similar terms are to Braskem S.A. and its consolidated subsidiaries. All references in this report on Form 6-K to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars” or “US$” are to U.S. dollars, the official currency of the United States.

The information set forth below updates certain information about Braskem and our industry and markets included in our annual report on Form 20-F (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 12, 2024, which we refer to herein as our “Annual Report,” and should be read in conjunction with the information set forth in our Annual Report under “Presentation of Financial and Other Information,” “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Braskem’s audited consolidated financial statements as of December 31, 2023 and 2022, and for each of the years ended in the three-year period ended December 31, 2023, included in our Annual Report, as well as with Braskem’s unaudited condensed consolidated interim financial statements as of June 30, 2024 and for the six-month periods ended June 30, 2024 and 2023 (the “Unaudited Condensed Consolidated Interim Financial Statements”), contained in a report on Form 6-K (SEC File No. 001-14862) that was furnished to the SEC on October 7, 2024.

The following discussion of the financial condition and results of operations of Braskem as of June 30, 2024 and for the six-month periods ended June 30, 2024 and 2023 should be read in conjunction with our Unaudited Condensed Consolidated Interim Financial Statements, the information presented under “Presentation of Financial and Other Information,” “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Braskem’s audited consolidated financial statements as of December 31, 2023 and 2022 and for each of the years ended in the three-year period ended December 31, 2023 included in our Annual Report.

The following discussion contains forward-looking statements that involve risks and uncertainties. Braskem’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth herein under “Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” in our Annual Report and the information set forth under “Forward-Looking Statements” in this report on Form 6-K.

Overview

We are the largest producer of plastics in the Americas based on the annual production capacity of our plants, according to Chemical Market Analytics by OPIS, a Dow Jones Company (“CMA”). We operate in the first and second generations of the petrochemical industry, with integrated operations in Brazil and Mexico. In the United States and Europe, our operations are directly supplied with raw materials for the second generation. Through fossil, renewable, and recycled raw materials, we offer a broad portfolio of chemicals and plastics used and transformed by our customers in more than 70 countries into applications such as food packaging, household furniture, industrial and automotive components, paints, and coatings, among others.

We are the global leader in green polyethylene (“PE”) production, according to CMA, and benefit from our industrial footprint in Brazil, which is one of the largest ethanol producers in the world.

Our results of operations for the six-month period ended June 30, 2024 have been influenced, and our results of operations will continue to be influenced, by a variety of factors, including:

•	gross domestic product (“GDP”) growth in the regions where we operate, which affects the demand for our products and, consequently, our sales volume, including as follows:

o	Brazil’s GDP, which grew 2.9% in the six-month period ended June 30, 2024, compared to 3.7% in the six-month period ended June 30, 2023;
o	the U.S. GDP, which grew 3.0% in the six-month period ended June 30, 2024, compared to 2.1% in the six-month period ended June 30, 2023;
o	Europe’s GDP, which grew 0.6% in the six-month period ended June 30, 2024, compared to 0.8% in the six-month period ended June 30, 2023;
o	Mexico’s GDP, which grew 1.4% in the six-month period ended June 30, 2024, compared to 3.6% in the six-month period ended June 30, 2023; and
o	according to the International Monetary Fund (“IMF”), the world’s GDP grew 3.3% in 2023 and is expected to grow 3.2% in 2024;
•	the expansion or contraction of global production capacity for the products that we sell and the growth rate of the global economy;
•	the international market price of naphtha, our main raw material in Brazil, expressed in U.S. dollars, which has a significant impact on the cost of producing our products. During the six-month period ended June 30, 2024, it fluctuated in a range between US$640 and US$710 per ton, compared to a fluctuation in a range between US$550 and US$719 per ton during the six-month period ended June 30, 2023;
•	the international market price of propylene in the Unites States, our main raw material in that region, expressed in U.S. dollars, which has a significant impact on the cost of producing our products. During the six-month period ended June 30, 2024, it fluctuated in a range between US$1,014 and US$1,279 per ton, compared to a fluctuation in a range between US$772 and US$1,279 per ton during the six-month period ended June 30, 2023;
•	the average international prices of resins in the markets in which we operate, expressed in U.S. dollars, which fluctuate to a significant extent based on international market prices for these products and which also have a high correlation to our raw material costs;
•	the average spreads for petrochemical products, which drive the industry profitability, are cyclical by nature, and are highly impacted by supply and demand market dynamics globally and in the markets in which we operate;
•	our crackers’ average capacity utilization rates in Brazil, which were 72% (2.1 p.p. lower) in the six-month period ended June 30, 2024, compared to the corresponding period of 2023, was explained mainly by: (i) the shutdown of operations at the Triunfo Petrochemical Complex in the State of Rio Grande do Sul due to floodings caused by the extreme climate event that affected that State in May 2024, which was partially offset by the increase in the utilization rates at the Bahia and São Paulo Petrochemical Complexes; and (ii) production adjustments as a result of lower global demand;
•	government industrial policies in the countries and regions in which we operate;
•	changes in the real/U.S. dollar exchange rate, including the depreciation of the real against the U.S. dollar by 14.8% as of June 30, 2024, compared to December 31, 2023, and an appreciation of 7.6% as of June 30, 2023 compared to December 31, 2022;
•	the level of our outstanding indebtedness and fluctuations in benchmark interest rates in Brazil, which partially affect our interest expenses on our real-denominated floating rate debt and financial income on our cash and cash equivalents, and fluctuations in the SOFR, which affect our interest expenses on our U.S. dollar-denominated floating rate debt;

•	the inflation rate in Brazil, which was 2.5% in the six-month period ended June 30, 2024, compared to 2.9% in the corresponding period in 2023, as measured by Brazil’s Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), and the effects of inflation on our operating expenses denominated in reais and our real-denominated debt that is indexed to consider the effects of inflation or bears interest at rates that are partially adjusted for inflation; and
•	tax policies and tax obligations.

Our financial condition and liquidity are also influenced by other various factors, including:

•	our ability to generate cash flows from our operations;
•	servicing and repayment of our indebtedness;
•	prevailing Brazilian and international interest rates and movements in exchange rates, which affect our debt service requirements;
•	our ability to continue to be able to borrow funds from international and Brazilian financial institutions and to sell our debt securities in the international and Brazilian securities markets, which is influenced by a number of factors discussed below, including adverse effects on our business, financial condition and results of operations;
•	our capital expenditure requirements, which consist primarily of maintenance of our operating facilities, expansion of our production capacity and research and development activities;
•	payments related to the geological event in Alagoas;
•	and the requirement under Brazilian law and our by-laws that we pay dividends on an annual basis in an amount equal to at least 25% of our adjusted net income (calculated as net income for the financial year, after absorption of accumulated losses and reserves, including legal reserves, pursuant to applicable law), unless our board of directors, in accordance with applicable law, reports to our annual shareholders’ meeting that the distribution would be incompatible with our financial condition at that time, provided that payment of any minimum preferred dividends is not affected. Our fiscal council must opine on any suspension of the mandatory distribution of dividends.

Industry and Business Outlook

Since the second half of 2022, our business, financial condition and results of operations have been adversely affected by the deterioration of chemical and petrochemical spreads, mainly due to (i) an increase in the global supply of chemicals and petrochemical products through new capacities coming online, including from China, which established self-sufficiency targets for PE and polypropylene (“PP”), and (ii) the slowdown in demand growth in some economies, such as China and the United States, materially impacting the global demand growth for our products. The outlook for the remainder of the year 2024 and the foreseeable future is expected to remain challenging and uncertain as relevant capacity is still expected to come online in the short and medium term. Moreover, the geological event in Alagoas has required us and may continue to require us to use a significant amount of cash to meet settlement and other obligations that have arisen from such event, which has further deteriorated our liquidity position.

It is currently expected that our margins and those in the petrochemical sector will persist under pressure for a longer period of time, including due to events outside of our control. Our financial condition and results of operations are expected to continue to be materially adversely affected in the foreseeable future, which may include material adverse effects on our profitability margins, cash flow generation and liquidity position. In view of the foregoing, we have taken and are continuing to take mitigating measures to improve our business performance and liquidity position, such as restricting investments, reducing fixed and variable costs, adopting working capital optimization actions and adjusting our commercial strategies. See “Risk Factors—Risks Relating To Us And The Petrochemical Industry—We rely on cash generated from operations and external financings to fund our ongoing capital needs. Our level of indebtedness and cash consumption could adversely affect our liquidity position and ability to raise additional capital to fund our operations, limit our ability to react to changes to general market and economic conditions and changes in our industry, and prevent us from meeting our obligations under our agreements (including financing agreements)” herein.

The information above regarding our industry’s outlook is based on estimates and on limited and preliminary information available to us and remains subject to change.

Recent Developments

Set forth below are certain recent material developments relating to us, which should be read in conjunction with (i) the discussion of our results of operations for the six-month periods ended June 30, 2024 and 2023 under “—Results of Operations for the Six-Month Period Ended June 30, 2024 Compared with the Six-Month Period Ended June 30, 2023” below and (ii) our Unaudited Condensed Consolidated Interim Financial Statements.

Geological Event in Alagoas

In September 2024, we were notified of the filing of a public civil action (“ACP”) by the Public Defender’s Office of the State of Alagoas seeking, among other requests, to review the compensation paid for moral damages in the context of the Financial Compensation and Relocation Support Program (“PCF”), with a request for partial annulment of the signed agreements related to the PCF and approved in court. The value of the claim attributed by the plaintiff is R$5 billion. Our management, supported by the opinion of outside legal counsel, classifies the probability of loss in this lawsuit as remote.

Regarding the plan to close mining cavities, it was not possible to achieve pressurization of three cavities planned to be closed by plugging (previously referred to as “buffering”), which is a technique that consists of promoting pressurization of the cavity. As a result, following a series of analyses, studies and discussions with specialists, we decided, in September 2024, to fill them with sand. The decision has been presented to the Brazilian National Mining Agency (ANM).

We regularly update on a quarterly basis the provisions related to the geological event in Alagoas. As of June 30, 2024, the total outstanding provision related to the geological event in Alagoas was R$5,227 million, including a total increase of R$415 million, of which R$291 million relates to filling with sand the above mentioned three cavities previously planned to be closed by plugging, and the remaining R$124 million relates mainly to (i) regular updates on execution of the action plans for closing and monitoring of the salt cavities, environmental action plans and other technical matters; and (ii) regular progress in the negotiation of indemnification with respect to large equipment and facilities (such as hospitals, clinics, schools, concessionaires and public equipment).

For additional information with respect to the geological event in Alagoas, see “Risk Factors—Risks Relating To Our Business And The Petrochemical Industry—Our business and operations are inherently subject to environmental, health and safety risks. As a result, our business is also subject to several stringent regulations, including environmental regulations” herein and “Item 3. Risk Factors—Risks Relating To Us And The Petrochemical Industry—Unfavorable outcomes in pending or future litigation may reduce our liquidity and negatively affect our financial performance and financial condition” in our Annual Report.

Agreement with Solvi and GRI

On June 13, 2024, we entered into an investment agreement with Solví Essencis Ambiental S.A. (“Solvi”) and GRI – Gestão de Resíduos Industriais S.A. (“GRI”) for the sale of the entirety of our equity interest in Cetrel S.A. (“Cetrel”), representing 63.7% of Cetrel’s voting and total capital stock, to GRI.

The transaction comprises: (i) the sale of up to 498,436 common shares issued by Cetrel and held by Braskem to GRI; (ii) the subscription by Braskem of new common shares to be issued by GRI, through a capital increase, which will be paid by Braskem through the contribution of 771,592 common shares issued by Cetrel and held by Braskem; and (iii) the transfer by Solvi of industrial waste management assets and services of the same nature to GRI. Following the completion of the transaction, Solvi will hold 50.1% and Braskem will hold 49.9% of GRI’s capital stock. The transaction will result in Braskem’s receiving the amount of R$293 million, of which R$208 million was paid on September 30, the date of the transfer of the shares to GRI, and the remainder will be paid by November 2025, subject to the usual adjustments of this type of transaction.

This strategic collaboration aims to strengthen Cetrel, a leader in industrial environmental solutions for water and effluents treatment, as well as environmental consulting, and transform GRI into a national growth platform in its sector, ensuring operational excellence and environmental sustainability.

Brazilian Import Tax Increase

On September 18, 2024, the Executive Management Committee (Comitê-Executivo de Gestão) of Brazil’s Chamber of Foreign Trade (Câmara de Comércio Exterior, the “Camex”) approved an increase in the import tax from 12.6% to 20%, by adding the following products to the List of Temporary Tariff Increases due to Structural Trade Imbalances of Camex, which are marketed by us: (i) PE resins: certain types of other PE without fillers; certain other copolymers of ethylene and vinyl acetate; and certain copolymers of ethylene and alpha-olefins; (ii) PP resins: certain types of PP; and certain copolymers of PP; and (iii) polyvinyl chloride (“PVC”) resins: certain PVC products.

This increase is effective for one year from the publication of the decision in the Brazilian Federal Official Gazette, or from the date specified in such publication.

Principal Factors Affecting Our Results of Operations

Macroeconomic Environment in the Countries in which we Operate and Demand for Our Products

Our sales from our Brazil segment represented 70% of our net revenue in the six-month period ended June 30, 2024. We are significantly affected by economic conditions in Brazil and in the other countries in which we operate, and our results of operations and financial condition have been, and will continue to be, affected by the growth or contraction rates of the GDP of Brazil, the United States, Europe and Mexico, and by global growth or contraction rates.

The following table shows certain macroeconomic data, inflation rates, interest rates and the real/U.S. dollar exchange rates for and as of the periods indicated.

	Six-Month Period Ended June 30,	Year Ended December 31,
	2024	2023	2022

Brazil’s GDP growth/contraction(1)	2.9%	2.9%	3.0%
Inflation (IGP-M)(2)	1.1%	(3.2)%	5.5%
Inflation (IGP-DI)(3)	1.1%	(3.3)%	5.0%
Inflation (IPCA)(4)	2.5%	4.6%	5.8%
CDI rate(5)	10.9%	13.2%	12.5%
Appreciation (depreciation) of the real vs. US. dollar	(14.8)%	7.2%	(6.5)%
Period-end exchange rate—US$1.00	R$5.5589	R$4.8413	R$5.2177

Sources: Getúlio Vargas Foundation, Brazilian Central Bank and Bloomberg.

(1)	Brazilian GDP, as measured by the Brazilian Institute for Geography and Statistics’ (Instituto Brasileiro de Geografia e Estatística, or “IBGE”) System for Automatic Retrieval (Sistema IBGE de Recuperação Automática–SIDRA).
(2)	The General Price Index – Markets (Índice Geral de Preços – Mercado, or “IGP-M”) is the general market price index measured by Brazil’s Getúlio Vargas Foundation.
(3)	The General Price Index – Domestic Supply (Índice Geral de Preços – Disponibilidade Interna, or “IGP-DI”) is the general price index (domestic supply) measured by Brazil’s Getúlio Vargas Foundation.
(4)	IPCA is the broad consumer price index measured by the IBGE.
(5)	The Interbank Deposit Certificate (Certificado de Depósito Interbancário, or “CDI”) rate is the average of interbank overnight rates in Brazil, expressed as the accumulated rate in the year or period.

The following table sets forth the variation of Brazilian apparent consumption of PE, PP and PVC for the periods presented.

	June 30,	December 31,
	2024(1)	2023(2)	2022(2)

Brazilian apparent consumption of PE	22.2%	(1.5)%	2.5%
Brazilian apparent consumption of PP	18.3%	4.6%	(3.7)%
Brazilian apparent consumption of PVC	16.7%	10.1%	(14.0)%

Source: Brazilian government and Braskem analysis.

(1)	Variation of apparent consumption figures for the six-month period ended June 30, 2024 as compared with the apparent consumption figures for the six-month period ended June 30, 2023.
(2)	Variation of apparent consumption figures for the years ended December 31, 2023 and 2022 as compared with the apparent consumption figures for the years ended December 31, 2022 and 2021, respectively.

Brazilian GDP growth has fluctuated significantly, and we believe that it will likely continue to do so. We believe that the potential impact on growth in Brazil could affect our future net revenue and results of operations, and a continued recession or low growth in Brazil would likely reduce our future net revenue and have a negative effect on our results of operations.

Capacity Utilization

Our operations are capital-intensive. Accordingly, to obtain lower unit production costs and maintain adequate operating margins, we seek to maintain a high capacity utilization rate at all of our production facilities.

The table below sets forth average capacity utilization rates with respect to the production facilities for some of our principal products for the periods presented.

	Six-Month Period Ended June 30,		Year Ended December 31,
	2024	2023	2023	2022

Ethylene – Brazil	72%	74%	71%	78%
PE – Brazil	74%	74%	72%	80%
PP – Brazil	74%	73%	73%	76%
PVC – Brazil	70%	69%	70%	66%
PP – USA and Europe	77%	81%	81%	80%
PE – Mexico	81%	79%	77%	73%

In the six-month period ended June 30, 2024, average Ethylene – Brazil capacity utilization decreased compared to the corresponding period of 2023, mainly explained by the shutdown of operations at the Triunfo Petrochemical Complex in the State of Rio Grande do Sul due to floodings caused by the extreme climate event that affected that State in May 2024, which was partially offset by the increase in the utilization rates at the Bahia and São Paulo Petrochemical Complexes. The average PP – Brazil and average PVC – Brazil capacity utilization increased compared to the corresponding period of 2023, mainly as a result of production increase in the plants located in the States of Bahia, São Paulo and Rio de Janeiro, which offset the lower production in the State of Rio Grande do Sul. The average PE – Brazil capacity utilization was in line with the same period of 2023.

With respect to PP – USA and Europe, average capacity utilization decreased in the six-month period ended June 30, 2024 compared to the corresponding period of 2023, mainly due to: (i) lower production volume in the United States as a result of the unscheduled shutdown at a plant in the United States, lasting around a month between January and February 2024; and (ii) a scheduled maintenance shutdown at one of our PP plants in the United States between April and May 2024, which was partially offset by the higher production volume in Europe, as a result of the buildup of inventories in anticipation of scheduled shutdowns to occur in the second half of 2024.

With respect to PE – Mexico, average capacity utilization increased in the six-month period ended June 30, 2024, compared to the corresponding period of 2023, mainly due to the higher volume of ethane imports through the facility built to import ethane (the “Fast Track Solution”) at our Braskem Idesa industrial site (the “Mexico Complex”).

Results of Operations for the Six-Month Period Ended June 30, 2024 Compared with the Six-Month Period Ended June 30, 2023

The following discussion of our results of operations is based on our Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2024 and for the six-month periods ended June 30, 2024 and 2023.

The discussion of the results of our business segments is based upon financial information reported for each of the segments of our business, as presented in the following tables, which set forth the results of each of our segments and the reconciliation of these results of our segments to our consolidated results of operations. This segment information was prepared on the same basis as the information that our senior management uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information generated from our statutory accounting records maintained in accordance with IFRS, as issued by IASB and reflected in our audited consolidated financial statements.

The following tables set forth consolidated financial information by segment for the six-month periods ended June 30, 2024 and 2023:

	Six-Month Period Ended June 30, 2024
	Net revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses	Results from equity investments	Other operating income (expenses), net	Profit (loss) before net financial expenses and taxes
	(in millions of reais)

Reporting segments:
Brazil	25,870	(24,128)	1,742	(785)	—	(888)	69
USA and Europe	9,943	(9,163)	780	(343)	—	(68)	369
Mexico	2,503	(2,291)	212	(235)	—	(14)	(37)
Total	38,316	(35,582)	2,734	(1,363)	—	(970)	401
Other segments	436	(194)	242	3	(27)	76	294
Corporate unit	—	—	—	(976)	—	(27)	(1,000)
Braskem consolidated before eliminations and reclassifications	38,752	(35,776)	2,976	(2,336)	(27)	(918)	(305)
Eliminations and reclassifications	(1,757)	1,288	(469)	33	—	(31)	(467)
Total	36,995	(34,488)	2,507	(2,303)	(27)	(949)	(772)

	Six-Month Period Ended June 30, 2023
	Net revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses	Results from equity investments	Other operating income (expenses), net	Profit (loss) before net financial expenses and taxes
	(in millions of reais)

Reporting segments:
Brazil	26,280	(25,747)	533	(879)	—	(347)	(693)
USA and Europe	8,821	(8,080)	741	(379)	—	77	439
Mexico	2,407	(2,284)	122	(198)	—	(6)	(81)
Total	37,508	(36,111)	1,396	(1,456)	—	(276)	(335)
Other segments	406	(336)	70	101	11	10	190
Corporate unit	—	—	—	(1,015)	—	52	(963)
Braskem consolidated before eliminations and reclassifications	37,914	(36,447)	1,466	(2,370)	11	(214)	(1,108)
Eliminations and reclassifications	(712)	688	(23)	1	—	(14)	(36)
Total	37,202	(35,759)	1,443	(2,370)	11	(228)	(1,144)

The following table sets forth consolidated financial information for the six-month periods ended June 30, 2024 and 2023:

	Six-Month Period Ended June 30,
	2024	2023	% Change
	(in millions of reais)

Net revenue	36,995	37,202	(1)%
Cost of products sold	(34,488)	(35,759)	(4)%
Gross profit	2,507	1,443	74%
Income (expenses):
Selling and distribution	(908)	(973)	(7)%
Reversal of (loss for) expected credit losses on trade accounts receivable and others from clients	56	(48)	n.m.
General and administrative	(1,239)	(1,174)	6%
Research and development	(212)	(175)	21%
Results from equity accounted investees	(27)	11	n.m.
Other income	249	1,146	(78)%
Other expenses	(1,198)	(1,374)	(13)%
Loss before net financial results and taxes	(772)	(1,144)	(33)%
Financial results:	(7,893)	(192)	n.m.
Financial expenses	(3,115)	(2,583)	21%
Financial income	828	750	10%
Derivatives and exchange rate variations, net	(5,606)	1,641	n.m.
Loss before income tax	(8,665)	(1,336)	n.m.
Income taxes	2,990	755	296%
Net loss for the period	(5,675)	(581)	n.m

n.m.: not meaningful

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as otherwise indicated.

Net Revenue

Net revenue decreased by R$207 million, or 1%, to R$36,995 million during the six-month period ended June 30, 2024, from R$37,202 million during the corresponding period of 2023, primarily as a result of a decrease of R$410 million in net revenue of our Brazil segment, an increase of R$1,122 million in net revenue of our USA and Europe segment, an increase of R$96 million in net revenue of our Mexico segment, and an increase of R$30 million in net revenue relating to other segments, as further explained below. Eliminations and reclassifications mainly consisted of purchases and sales among our reporting segments.

Net Revenue of our Brazil Segment

Net revenue of our Brazil segment decreased by R$410 million, or 2%, to R$25,870 million during the six-month period ended June 30, 2024, from R$26,280 million during the corresponding period of 2023, primarily as a result of lower domestic and export sales volume of resins and main chemicals, which resulted in a negative impact of R$781 million, which was in turn partially offset by the increase in resin prices, which resulted in a positive impact of R$678 million.

The table below sets forth information regarding the weighted average international prices of the main chemicals and resins that are generally used as a reference for our Brazil segment for the periods indicated:

International References(1)	Six-Month Period Ended June 30,
	2024	2023	% Change
	(US$/ton)

Main chemicals(2)	1,094	1,082	1%
Resins(3)	981	969	1%

(1) Source: CMA.

(2) Average prices weighted based on Braskem’s production capacity: ethylene (20%), butadiene (10%), propylene (10%), cumene (5%), benzene (20%), paraxylene (5%), gasoline (25%) and toluene (5%)).

(3) Average prices weighted based on Braskem’s production capacity: PE US (54%), PP Asia (33%) and PVC Asia (13%)

Net Revenue of our USA and Europe Segment

Net revenue of our USA and Europe segment increased by R$1,122 million, or 13%, to R$9,943 million during the six-month period ended June 30, 2024, from R$8,821 million during the corresponding period of 2023, primarily as a result of higher prices of PP in the international market, resulting in a positive impact of R$1,509 million, which was partially offset by a decrease in sales volume, which resulted in a negative impact of R$388 million.

The table below sets forth information regarding the weighted average international price of PP, which is generally used as a reference for our USA and Europe segment for the periods indicated:

International References(1)	Six-Month Period Ended June 30,
	2024	2023	% Change
	(US$/ton)

PP – US and Europe(2)	1,535	1,448	6%

(1) Source: CMA.

(2) Average prices weighted based on Braskem’s capacity production: PP USA (72%) and PP Europe (28%).

Net Revenue of our Mexico Segment

Net revenue of our Mexico segment increased by R$96 million, or 4%, to R$2,503 million during the six-month period ended June 30, 2024, from R$2,407 million during the corresponding period of 2023, as a result of an increase in PE sales volume, resulting in a positive impact of R$185 million, given the higher product availability for sale due to higher ethane supply from the Fast Track Solution that we built at the “Mexico Complex.

The table below sets forth information regarding the weighted average international price of PE, which is generally used as a reference for our Mexico segment for the periods indicated:

International References(1)	Six-Month Period Ended June 30,
	2024	2023	% Change
	(US$/ton)

PE – Mexico	1,048	991	6%

(1) Source: CMA.

Cost of Products Sold and Gross Profit

Cost of products sold decreased by R$1,271 million, or 4%, to R$34,488 million during the six-month period ended June 30, 2024, from R$35,759 million during the corresponding period of 2023, primarily as a result of a decrease of R$1,619 million, or 6%, in the cost of products sold from our Brazil segment, an increase of R$1,083 million, or 13%, in the cost of products sold from our USA and Europe segment, and a increase of R$7 million in the cost of products sold from our Mexico segment, as further explained below. Eliminations and reclassifications mainly consisted of purchases and sales among our reporting segments.

Consolidated gross profit increased by R$1,064 million, or 74%, to R$2,507 million during the six-month period ended June 30, 2024, from R$1,443 million during the corresponding period of 2023. Gross margin (gross profit as a percentage of net revenue) increased to 7% during the six-month period ended June 30, 2024, from 4% during the corresponding period of 2023.

Cost of Products Sold and Gross Profit of our Brazil Segment

Cost of products sold of our Brazil segment decreased by R$1,619 million, or 6%, to R$24,128 million during the six-month period ended June 30, 2024, from R$25,747 million during the corresponding period of 2023, primarily as a result of a 17% decrease in the U.S. Gulf reference price (USG price) of ethane, which was influenced mainly by lower natural gas prices in the international market, as a consequence of higher supply in the region.

Gross profit of our Brazil segment increased by R$1,209 million, or 227%, to R$1,742 million during the six-month period ended June 30, 2024, from R$533 million during the corresponding period of 2023, mainly due to an increase of 8% in PE-naphtha spreads in the international market to US$364 per ton during the six-month period ended June 30, 2024, from US$338 per ton during the corresponding period of 2023. Gross margin of our Brazil segment (gross profit as a percentage of net revenue) increased to 7% during the six-month period ended June 30, 2024, from 2% during the corresponding period of 2023.

Cost of Products Sold and Gross Profit of USA and Europe Segment

Cost of products sold of our USA and Europe segment increased by R$1,083 million, or 13%, to R$9,163 million during the six-month period ended June 30, 2024, from R$8,080 million during the corresponding period of 2023, primarily as a result of an increase of 8% in the average PP prices in the regions during the six-month period ended June 30, 2024.

Gross profit of our USA and Europe segment increased by R$39 million, or 5%, to R$780 million during the six-month period ended June 30, 2024, from R$741 million during the corresponding period of 2023, mainly due to an increase of 13% in net revenue, primarily as a result of (i) higher prices of PP in the international market; (ii) an increase of 1% in PP spreads in the international market to US$392 per ton during the six-month period ended June 30, 2024, from US$388 per ton during the corresponding period of 2023. Gross margin of our USA and Europe segment (gross profit as a percentage of net revenue) remained stable at 8% during the six-month period ended June 30, 2024, compared to the corresponding period of 2023.

Cost of Products Sold and Gross Profit of Mexico Segment

Cost of products sold of our Mexico segment increased by R$7 million, to R$2,291 million during the six-month period ended June 30, 2024, from R$2,284 million during the corresponding period of 2023, as a result of higher sales volume of PE in the period, which was partially offset by a 17% decrease in the U.S. Gulf reference price (USG price) of ethane in the period.

Gross profit of our Mexico segment increased by R$90 million, or 74%, to R$212 million during the six-month period ended June 30, 2024, from R$122 million during the corresponding period of 2023, as a result of: (i) an increase of 8% in PE sales volume during the period; and (ii) higher PE spreads in the international market, from US$821 per ton during the six-month period ended June 30, 2023, to US$905 per ton during the corresponding period of 2024. Gross margin of our Mexico segment (gross profit as a percentage of net revenue) increased to 8% during the six-month period ended June 30, 2024, from 5% during the corresponding period of 2023.

Selling and Distribution Expenses

Selling and distribution expenses decreased by R$65 million, or 7%, to R$908 million during the six-month period ended June 30, 2024, from R$973 million during the corresponding period of 2023, primarily as a result of lower expenses with port services, commissions, commercialization and other expenses related to sales volume due to lower sales volume in the period.

Reversal of (Loss for) Expected Credit Losses on Trade Accounts Receivable and Others from Clients

Reversal of (loss for) expected credit losses on trade accounts receivable and others from clients decreased by R$104 million, to a reversal of R$56 million during the six-month period ended June 30, 2024, from a loss of R$48 million during the corresponding period of 2023, which was mainly due to provision reversal of accounts receivable losses related to Brazilian customers in the period.

General and Administrative Expenses

General and administrative expenses increased by R$65 million, or 6%, to R$1,239 million during the six-month period ended June 30, 2024, from R$1,174 million during the corresponding period of 2023, primarily as a result of higher personnel, insurance and legal expenses.

Research and Development Expenses

Research and development expenses increased by R$37 million, or 21%, to R$212 million during the six-month period ended June 30, 2024, from R$175 million during the corresponding period of 2023, which was mainly due to higher laboratory and technology services expenses.

Results from Equity Accounted Investees

Results from equity accounted investees decreased by R$38 million, to a loss of R$27 million during the six-month period ended June 30, 2024, from an income of R$11 million during the corresponding period of 2023, mainly due to lower results of R$57 million of the joint venture Refinaria de Petróleo Riograndense S.A. (RPR), to a loss of R$33 million in the six-month period ended June 30, 2024, compared with a profit of R$24 million in the six-month period ended June 30, 2023.

Other Income

Other income decreased by R$897 million, or 78%, to R$249 million during the six-month period ended June 30, 2024, from R$1,146 million during the corresponding period of 2023, mainly due to the receipt of insurance proceeds, in the six-month period ended June 30, 2023, which did not occur in the six-month period ended June 30, 2024.

Other Expenses

Other expenses decreased by R$176 million, or 13%, to R$1,198 million during the six-month period ended June 30, 2024, from R$1,374 million during the corresponding period of 2023, mainly due to lower provisions related to the geological event in Alagoas.

Loss Before Net Financial Results and Taxes

As a result of the foregoing, loss before net financial results and taxes on a consolidated basis decreased by R$372 million, or 33%, to R$772 million during the six-month period ended June 30, 2024, from R$1,144 million during the corresponding period of 2023. Operating margin, defined as a percentage of loss before net financial results and taxes divided by net revenue increased to (2)% during the six-month period ended June 30, 2024, from (3)% during the corresponding period of 2023, mainly due to: (i) higher international spreads for PE in Mexico; and (ii) lower provisions related to the geological event of Alagoas.

Financial Results

Financial Expenses

Financial expenses increased by R$532 million, or 21%, to R$3,115 million during the six-month period ended June 30, 2024, from R$2,583 million during the corresponding period of 2023, mainly due to higher interest expenses due to the increase of non-current borrowings and debentures and the effects of the depreciation of the real against the U.S. dollar in the period.

Financial Income

Financial income increased by R$78 million, or 10%, to R$828 million during the six-month period ended June 30, 2024, from R$750 million during the corresponding period of 2023, mainly due to an increase in the overall balance of financial investments in Brazil and the higher profitability of those financial investments in the Brazilian and international markets.

Derivatives and Exchange Rate Variations, Net

Derivatives and exchange rate variations, net decreased by R$7,247 million, to an expense of R$5,606 million during the six-month period ended June 30, 2024, from income of R$1,641 million during the corresponding period of 2023, primarily as a result of the depreciation of the real and Mexican peso at the end of the period against the U.S. dollar over the net exposure to the U.S. dollar of the financial result not designated as hedge accounting, in the amount of US$6,764 million during the six-month period ended June 30, 2024.

Income Taxes

Income taxes increased by R$2,235 million, or 296%, to a benefit of R$2,990 million during the six-month period ended June 30, 2024, from a benefit of R$755 million during the corresponding period of 2023, mainly due to higher deferred tax assets caused by higher losses before income taxes, which was mainly impacted by the negative exchange variation effects of the depreciation of the real against the U.S. dollar in the period.

The income tax and social contribution effective tax rate was 35% during the six-month period ended June 30, 2024, compared to 57% during the corresponding period of 2023, mainly due to the increase of permanent exclusion of thin capitalization in the amount of R$250 million, which includes the amount from the adjustment of interest rates in financial operations with subsidiaries in accordance with sub-capitalization tax rules, and the permanent addition of “International Tax Reform – Pillar Two” in the amount of R$135 million. These effects were partially offset by the increase of permanent addition of difference in jurisdictional tax rates for companies abroad and tax basis in the amount of R$124 million. For more information, see note 20 to our Unaudited Condensed Consolidated Interim Financial Statements.

Net Loss for the Period

As a result of the foregoing, we recorded a loss of R$5,675 million, or (15)% of net revenue, during the six-month period ended June 30, 2024, compared to a loss of R$581 million, or (2)% of net revenue, during the corresponding period of 2023.

Liquidity and Capital Resources

Our principal cash requirements for the six-month period ended June 30, 2024 consisted of the following:

•      servicing and repayment of our indebtedness;

•      capital expenditures, maintenance, and construction;

•      payments related to the geological event in Alagoas; and

•      working capital requirements.

Our principal sources of liquidity have traditionally consisted of the following:

•	cash flows from operating activities;
•	current and non-current borrowings;
•	issuance of debt;
•	credit facilities with banks;
•	assignment of trade receivables from our sales to funds and financial institutions; and
•	working capital management mainly through optimization of our cash conversion cycle.

As of June 30, 2024, our consolidated cash and cash equivalents and financial investments amounted to R$17,350 million, which included R$1,718 million held by Braskem Idesa, which was restricted to its exclusive use, and R$139 million of restricted funds related to Alagoas.

As of June 30, 2024, we had net working capital (defined as current assets minus current liabilities) of R$8,824 million.

As of June 30, 2024, our US$1,000 million (R$5,559 million) revolving credit facility was fully available, and we had no borrowings or letters of credit outstanding under this facility.

Cash Flows

The following table sets forth certain consolidated cash flow information for the periods indicated:

	Six-Month Period Ended June 30,
	2024	2023
	(in millions of reais)

Net cash generated from (used in) operating activities	2,409	(821)
Net cash used in investing activities	(1,839)	(1,794)
Net cash generated from (used in) financing activities	(1,281)	3,778
Exchange variation on cash of foreign subsidiaries	737	(389)
Increase in cash and cash equivalents	26	774

Net Cash Generated from (Used in) Operating Activities

Net cash generated from operating activities was R$2,409 million during the six-month period ended June 30, 2024, compared to net cash used in operating activities of R$821 million during the corresponding period of 2023. Net cash generated from (used in) operating activities increased by R$3,230 million, which was the result of: (i) higher results of operations, which were mainly explained by the higher petrochemical spreads of PE, PP and main chemicals in the Brazil segment, PP in the USA and Europe segment, and PE in the Mexico segment, and the higher sales volume of PE in the Mexico; (ii) the positive changes in tax recoverable and other receivables mainly due to PIS/COFINS credit monetization during the period, (iii) the positive changes in working capital mainly due to working capital optimization initiatives; (iv) lower payments of corporate income tax and social contribution on net income (IR/CSLL) in the period; and (v) lower payments related to the geological event in Alagoas. These factors were partially offset by: (i) the semiannual interest payments on bonds issued in the international market as a consequence of higher gross debt outstanding; and (ii) a negative impact on inventories caused by the higher prices in the international market of finished products and raw materials.

Net Cash Used in Investing Activities

Investing activities used net cash of R$1,839 million during the six-month periods ended June 30, 2024, compared to R$1,794 million during the corresponding period of 2023.

During the six-month period ended June 30, 2024, investing activities primarily consisted of: (i) acquisitions of property, plant, and equipment of R$938 million, in the Brazil segment, which were allocated primarily to industrial operations, including the investments related to maintenance, operating efficiency, health, environmental and safety (HES), including reliability and operating safety of industrial assets, productivity, and modernization; (ii) acquisitions of property, plant and equipment of R$112 million in the USA and Europe segment, which were allocated mainly to industrial operations; and (iii) acquisitions of property, plant, and equipment of R$677 million in the Mexico segment, mainly represented by the new ethane terminal, of which R$565 million is related to the ethane import terminal that was financed through the syndicated project finance loan obtained by Terminal Química Puerto México (“TQPM”).

Net Cash Generated from (Used in) Financing Activities

Financing activities used net cash of R$1,281 million during the six-month period ended June 30, 2024 and generated net cash of R$3,778 million during the corresponding period of 2023.

During the six-month period ended June 30, 2024, we mainly raised:

•	R$278 million (US$50 million) relating to export credit facilities;
•	R$611 million relating to amount withdrawn under the syndicated project finance loan obtained by TQPM to build the ethane import terminal in the aggregate amount of R$1,975 million (US$ 408 million).

During six-month period ended June 30, 2024, we mainly used cash to pay:

•	R$1,242 million (US$223 million), relating to the full redemption of our debentures due 2029 and export prepayment facility due 2024; and
•	R$489 million, relating to the payment of aggregate expenses related to lease agreements.

Indebtedness

As of June 30, 2024, our total amount outstanding of consolidated indebtedness was R$59,939 million, comprised of: (i) current and non-current corporate debt (borrowings and debentures) of R$46,426 million (US$8,352 million), and (ii) current and non-current borrowings of Braskem Idesa and its subsidiaries of R$13,513 million (US$2,431 million). Of our total outstanding consolidated indebtedness, R$2,853 million was related to current indebtedness (5% of our total consolidated indebtedness), and R$57,086 million was related to non-current indebtedness (95% of our total indebtedness). Of our total outstanding consolidated indebtedness, R$4,187 million (7% of our total consolidated indebtedness) was denominated in reais, and R$55,752 million (93% of our total consolidated indebtedness) was denominated in foreign currencies. As of June 30, 2024, our derivative financial instruments corresponded to a liability of R$387 million.

Current Indebtedness

As of June 30, 2024, the amount of our consolidated current indebtedness was R$2,853 million, of which R$808 million was current Braskem Idesa’s indebtedness (including its subsidiaries). As of June 30, 2024, the consolidated outstanding balance under our current indebtedness denominated in reais was R$107 million, and R$2,746 million was denominated in foreign currencies.

Non-Current Indebtedness

As of June 30, 2024, the outstanding amount of our consolidated non-current indebtedness was R$57,086 million, of which R$12,705 million was related to Braskem Idesa and its subsidiaries.

Our principal sources of long-term debt are:

•      fixed-rate notes issued in the international market;

•      debentures issued in the Brazilian capital market; and

•	borrowings under bank credit facilities;

For a summary of the terms of our material outstanding indebtedness as of December 31, 2023, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy” in our Annual Report.

As of June 30, 2024, R$4,079 million of our consolidated non-current indebtedness was denominated in reais, and R$53,007 million of our consolidated non-current indebtedness was denominated in foreign currencies.

Certain of the instruments governing our indebtedness contain covenants that could restrict, among other things, our and most of our subsidiaries’ ability to incur liens or merge or consolidate with any other entity or sell or otherwise dispose of all or substantially all of our or their assets. In addition, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses among Braskem S.A. and its subsidiaries’ indebtedness, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness. As of June 30, 2024, Braskem and its subsidiaries were in compliance with the covenants of their material indebtedness instruments.

On March 28, 2024, Braskem Idesa obtained an extension of the waiver related to a leverage ratio covenant until March 30, 2025. In this sense, even though Braskem Idesa is not in default and creditors did not request to accelerate this debt because the waiver did not cover at least 12 months, the entire balance, in the amount of R$521 million, was classified as current liabilities as of June 30, 2024. Braskem Idesa pledged as collateral property, plant and equipment assets and other rights (such as shares and receivables). As of June 30, 2024, Braskem Idesa was in compliance with its debt service obligations under such financing agreement.

The instruments governing a substantial portion of our indebtedness also contain change-of-control provisions that provide our counterparties with a termination right or the ability to accelerate the maturity of our indebtedness in the event of a change of our control without their consent and/or ratings decline, as applicable. For additional information, see “Item 3. Risk Factors—Risks Relating To Us And The Petrochemical Industry—If we are unable to comply with the restrictions and covenants in the agreements governing our indebtedness, there could be a default under the terms of these agreements, which could result in an acceleration of payment of funds that we have borrowed and could affect our ability to make principal and interest payments on our debt obligations” in our Annual Report.

Bonds

We have issued bonds in the international capital markets. All of these securities pay interest semi-annually in arrears.

The table below sets forth our outstanding bonds issued in the international capital markets, the outstanding principal amount of these securities as of June 30, 2024, and their maturity dates:

Security	Outstanding Principal and Interest as of June 30, 2024		Final Maturity
	(in millions of U.S. dollars)(3)	(in millions of reais)

4.500% Notes due 2028(1)	1,198	6,658	January 2028
4.500% Notes due 2030(1)	1,521	8,455	January 2030
8.500% Notes due 2031(1)	884	4,913	January 2031
7.250% Notes due 2033(1)	1,028	5,713	February 2033
7.125% Notes due 2041(2)	584	3,244	July 2041
5.875% Notes due 2050(1)	768	4,271	January 2050
Subordinated Resettable Fixed Rate Notes due 2081(1)(4)	638	3,544	January 2081

(1)    Represents notes issued by Braskem Netherlands Finance B.V. and guaranteed by Braskem.

(2)    Represents notes issued by Braskem America Finance and guaranteed by Braskem.

(3)	Translated solely for the convenience of the reader at the selling rate reported by the Central Bank as of June 30, 2024 for reais into U.S. dollars of R$5.5589 per US$1.00.
(4)	The notes may be repaid by the Company at par value, for periods of 90 days prior to each interest reset, with the first interest reset taking place in January 2026 and the others every five years thereafter.

Debt Securities Issued in the Brazilian Capital Markets

We have issued debt securities in the Brazilian capital markets. All of these securities pay interest semi-annually in arrears.

The table below sets forth the outstanding debt securities of Braskem S.A. issued in the Brazilian capital markets, the outstanding principal amount of these securities as of June 30, 2024, and their maturity dates:

Security	Outstanding Principal plus Interest Amount as of June 30, 2024		Interest Rate	Final Maturity
	(in millions of US$)(1)	(in millions of reais)(2)
Debentures issued in March 2013(3)	—	—	IPCA + 6.00%	March 2024
Debentures issued in September 2013(4)	—	—	126.50% of CDI	September 2024
Debentures (CRA) – 1st tranche(5)	119	663	IPCA + 5.54%	December 2028
Debentures (CRA) – 2nd tranche(5)	28	158	IPCA + 5.57%	December 2031
Debentures issued in May 2022 – 1st tranche	138	768	DI + 1.75%	May 2029
Debentures issued in May 2022 – 2nd tranche	45	248	DI + 2.00%	May 2030-32
Debentures issued in November 2022 – 1st tranche	202	1,122	DI + 1.70%	November 2029
Debentures issued in November 2022 – 2nd tranche	18	98	DI + 1.95%	November 2032

(1)	Translated solely for the convenience of the reader at the selling rate reported by the Central Bank as of June 30, 2024 for reais into U.S. dollars of R$5.5589 per US$1.00.
(2)	Principal denominated in reais.
(3)	Issued by Distribuidora de Água Camaçari S.A. (“DAC”). On June 30, 2024, our subsidiaries Cetrel and DAC were classified under non-current liabilities held for sale.
(4)	Issued by Cetrel. On June 30, 2024, our subsidiaries Cetrel and DAC were classified under non-current liabilities held for sale.
(5)	Issuance of private debentures that were used as security for the issuance of Agribusiness Receivables Certificates (Certificados de Recebíveis do Agronegócio, or “CRA”) by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A.

Revolving Credit Facility Agreement

On December 20, 2021, we entered into a revolving credit facility with a syndicate of global lenders, in the aggregate amount of up to US$1,000 million (R$5,559 million), maturing in December 2026. This facility replaced our previous revolving credit facility.

As of June 30, 2024, we had not drawn any amount under our revolving credit facility.

For a summary of the terms of our material outstanding credit facilities, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy” in our Annual Report.

Indebtedness of Braskem Idesa

As of June 30, 2024, the principal amount outstanding under the financing agreements relating to the Mexico Complex, net of transaction costs, was R$13,513 million.

Security	Outstanding Principal plus Interest Amount as of June 30, 2024		Final Maturity
	(in millions of US$)(5)	(in millions of reais)
7.45% Notes due 2029(1)	914	5,083	November 2029
6.990% Notes due 2032(2)	1,238	6,882	February 2032
Credit Facilities(3)	119	662	October 2026
TQPM Financing(4)	239	1,327	October 2028

(1)	Represents notes issued by Braskem Idesa without a guarantee from Braskem S.A. Braskem Idesa pledged as collateral property, plant and equipment in the same amount as the principal of the notes.
(2)	Represents notes issued by Braskem Idesa (sustainability-linked bonds) without a guarantee from Braskem S.A. Braskem Idesa pledged as collateral property, plant and equipment in the same amount as the principal of the notes.
(3)	Braskem Idesa pledged as collateral property, plant and equipment assets and other rights (such as shares and receivables). On March 28, 2024, Braskem Idesa obtained an extension of the waiver related to a leverage ratio (covenant) until March 30, 2025. In this sense, even though Braskem Idesa is not in default and creditors did not request to accelerate this debt because the waiver did not cover at least 12 months, the entire balance, in the amount of R$521 million, was classified as current liabilities as of June 30, 2024 (and in the amount of R$502 million as of December 31, 2023).
(4)	Syndicated project finance loan obtained by TQPM for the construction of the ethane import terminal in Mexico, to which Braskem committed to provide capital support to cover 50% of the obligations of contingent capital contribution for the financing of the TQPM, with the other 50% provided by the other shareholder.
(5)	Translated solely for the convenience of the reader at the selling rate reported by the Central Bank as of June 30, 2024 for reais into U.S. dollars of R$5.5589 per US$1.00.

Other than described above, we have not entered into any other material financing agreements or drawn any other material amounts under our existing financing agreements since June 30, 2024. For a summary of the terms of the financing agreements relating to our Mexico complex, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Indebtedness of Braskem Idesa” in our Annual Report.

Capital Expenditures

During the six-month period ended June 30, 2024, investing activities primarily consisted of: (i) acquisitions of property, plant and equipment of R$841 million in the Brazil segment, which were allocated primarily to industrial operations, including the investments related to maintenance, operating efficiency, health, environmental and safety (HES), including reliability and operating safety of industrial assets, productivity and modernization; (ii) acquisitions of property, plant and equipment of R$112 million in the USA and Europe segment, which were allocated mainly to industrial operations; and (iii) acquisitions of property, plant and equipment of R$677 million in the Mexico segment, mainly represented by the new ethane terminal, of which R$565 million is related to the ethane import terminal that was financed through the syndicated project finance loan obtained by TQPM.

For a summary of our capital expenditures for the year ended December 31, 2023 and our capital expenditures budget for fiscal year 2024, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures” in our Annual Report.

Contractual Obligations

We have long-term commitments for the purchase of feedstock. As of June 30, 2024, these obligations amounted to R$8,436 million and are expected to be settled by 2044. See note 30 to our Unaudited Condensed Consolidated Interim Financial Statements.

FORWARD-LOOKING STATEMENTS

Some of the information contained in this report on Form 6-K are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results.

Statements contained in this report on Form 6-K that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions are forward-looking statements. Although we believe that these forward-looking statements are based upon reasonable assumptions, these statements are subject to several risks and uncertainties and are made in light of information currently available to us.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur.

Our forward-looking statements may be influenced by numerous factors, including, without limitation, the following:

•	the cyclical and volatile nature of the global petrochemical industry and its adverse effects, which has had and may continue to have a material adverse effect on us and in the petrochemical sector;
•	prices of naphtha, ethane, ethanol, propane, propylene and other raw materials and the terms and conditions of the supply agreements related thereto;
•	international prices of petrochemical and biopolymer products;
•	our ability to implement our financing strategy and to obtain financing on satisfactory terms;
•	the adverse effects of the geological event in Alagoas, including unfavorable decisions in judicial or other proceedings related to it;
•	global macroeconomic conditions (including a United States recession) and their adverse effects on the margins of our products;
•	the adverse effect of war and other armed conflicts, such as the conflict involving Russia and Ukraine, Israel and Hamas, and related conflicts in the Middle East on our sales and operations in Brazil and internationally, and on the Brazilian and international petrochemical industry;
•	a deterioration in the world economy and its potential adverse effect on demand for petrochemicals and thermoplastic products;
•	any adverse effect of China’s economy deceleration on global demand and on our Brazilian and international business;
•	the adverse effect of global health crises on our Brazilian and international sales and operations, and on the Brazilian and international petrochemical industry;
•	the adverse effect of inflation globally on our Brazilian and international business;
•	the adverse effect of a more contractionary monetary policy globally on our Brazilian and international business;

•	demand for our petrochemical products, our manufacturing facilities, price of raw materials and other inputs of our production, global logistics for our products, raw materials and other inputs of our production, and supply chains;
•	general economic, political and business conditions in the markets or jurisdictions in which we operate or sell to, including governmental and electoral changes, and demand and supply for, and prices of, petrochemical and thermoplastic products;
•	interest rate fluctuations, inflation and exchange rate movements of the real in relation to the U.S. dollar and other currencies;
•	our ability to successfully carry out our sustainable development strategy, and to successfully develop initiatives to adapt to and mitigate climate change;
•	competition in the global petrochemical and biopolymer industry;
•	our ability to successfully develop our innovation projects, in particular in renewable and recycling initiatives;
•	actions taken by our controlling shareholder;
•	inherent risks related to any change of our corporate control;
•	our progress in integrating the operations of companies or assets that we may acquire in the future, so as to achieve the anticipated benefits of these acquisitions;
•	changes in laws and regulations, including, among others, laws and regulations affecting tax and environmental matters and import tariffs in other markets or jurisdictions in which we operate or to which we export our products;
•	political conditions in the countries where we operate, particularly in Brazil and Mexico;
•	future changes in governmental policies, including the adoption of new environmental policies and related actions undertaken by the governments of the locations in which we operate;
•	unfavorable decisions rendered in major pending or future tax, labor, environmental and other legal proceedings; and
•	other factors identified under “Item 3. Key Information—Risk Factors” in our Annual Report and in any other reports filed with or furnished to the SEC.

Our forward-looking statements are not a guarantee of future performance, and our actual results of operations or other developments may differ materially from the expectations expressed in our forward-looking statements. As for forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainty of estimates, forecasts and projections. Because of these uncertainties, you should not rely on these forward-looking statements.

All forward-looking statements attributed to us or a person acting on our behalf are qualified in their entirety by this cautionary statement, and you should not place undue reliance on any forward-looking statement included in this report on Form 6-K. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them as a result of new information or future developments.

For additional information on factors that could cause our actual results of operations to differ from expectations reflected in forward-looking statements, please see “Item 3. Key Information—Risk Factors” in our Annual Report.

RISK FACTORS

The information set forth below updates certain information about Braskem and our industry and markets included in our Annual Report and should be read in conjunction with the information set forth in our Annual Report under “Presentation of Financial and Other Information,” “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Braskem’s audited consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021, included in our Annual Report, as well as with our Unaudited Condensed Consolidated Interim Financial Statements.

Our Annual Report includes extensive risk factors relating to us, the petrochemical industry and the countries in which we operate. You should carefully consider the risks discussed under “Item 3. Key Information—Risk Factors” in our Annual Report and below. Our business, results of operations, financial condition or prospects could be materially and adversely affected if any of these risks occurs.

The risk factors discussed in our Annual Report and below are not the only risks that we face, but are the risks that we currently consider to be material. There may be additional risks that we currently consider immaterial or of which we are currently unaware, and any of these risks could have similar effects to those set forth in our Annual Report and below.

Risks Relating To Our Business And The Petrochemical Industry

We rely on cash generated from operations and external financings to fund our ongoing capital needs. Our level of indebtedness and cash consumption could adversely affect our liquidity position and ability to raise additional capital to fund our operations, limit our ability to react to changes to general market and economic conditions and changes in our industry, and prevent us from meeting our obligations under our agreements (including financing agreements).

We require significant capital to operate our business. In addition, interest payments, the geological event in Alagoas, and capital expenditures for our current business and other business opportunities that we may choose to pursue may also require significant amounts of capital.

Since the second half of 2022, our business, financial condition and results of operations have been adversely affected by the deterioration of chemical and petrochemical spreads, mainly due to a combination of a relevant increase in the global supply of chemical and petrochemical products and an expressive decline in the global demand growth. Moreover, the geological event in Alagoas has required us and may continue to require us to use a significant amount of cash to meet settlement and other obligations that have arisen from such event.

While we have taken and are continuing to take mitigating measures to improve our business performance and liquidity position, such material and adverse conditions may persist for the foreseeable future or a longer period of time, including due to events that are outside of our control, which in turn could lead to further deterioration of our business, financial condition and results of operations. Further, while the industry outlook may improve in the future, such improvement may not lead to a sufficient recovery of our cash flows to meet our ongoing capital needs.

Any continuing adverse effect on our financial condition or the deterioration of our level of indebtedness or our leverage, together with potential negative changes to our ratings and those of our debt securities by the main credit rating agencies, are expected to have certain material consequences to us, including the following:

•	limit our ability to fulfill our capital needs obligations;
•	limit our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, business opportunities and general corporate or other purposes;
•	limit our ability to pay dividends;

•	limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have less debt; and
•	we may become vulnerable in a general economic downturn and during an extended tight petrochemical cycle.

Our access to the credit and capital markets, and the pricing of our capital are dependent upon our financial condition, our credit ratings and those of our debt securities from credit rating agencies, and the state of the capital markets generally. If we need further external financing, there can be no assurances that we would be able to incur indebtedness, and it is possible that the cost of any financings could increase significantly, thereby further increasing our expenses. We may use our US$1,000 million revolving credit facility to meet our cash needs, to the extent available. As of June 30, 2024, we had no borrowings or letters of credit outstanding under this facility. If we are unable to generate sufficient cash flow or raise adequate external financing, our financial condition would be adversely affected, and we could become unable to meet in full our debt service and repayment obligations and, as a result, could be forced to restrict our business and operations.

In the event of a default under our credit facilities or any of our outstanding senior notes, we could be required to immediately repay all of our outstanding borrowings, which we may not be able to do. Any event of default under any of our credit arrangements could cause a cross-default or cross-acceleration under many of our other credit agreements and debt instruments. Without waivers from lenders that are a party to those agreements, any such default could have a material adverse effect on our business, financial condition and results of operations.

Our business and operations are inherently subject to environmental, health and safety risks. As a result, our business is also subject to several stringent regulations, including environmental regulations.

As a company operating in the petrochemical industry, our operations, operated by us or third parties, including the companies and businesses that we have acquired, involve the generation, use, handling, storage, transportation (mainly by pipeline, road, train, fluvial and maritime), treatment, discharge and disposal of hazardous substances and waste into the environment. Notwithstanding our environmental, health and safety standards, policies and controls, our operations remain subject to incidents or accidents that could adversely affect our business or reputation. Our industry is generally subject to significant risks and hazards, including fire, explosions, toxic gas leaks, contamination of soil and water, spilling of polluting substances or other hazardous materials, smoke or odor emission, failure of operational structures and incidents involving mobile equipment, vehicles or machinery, associated or not with the manufacture of petrochemicals and the storage and transportation of feedstock and petrochemical products. These events may occur due to technical failures, human errors or natural events, among other factors, and could result in significant environmental and social impacts, damage to or destruction of production facilities and communities, personal injury, illness or death of employees, contractors or community members close to our operations or close to our logistic routes, terminals and pipelines, environmental damage, delays in production, and, in certain circumstances, liability in civil, labor, criminal and administrative lawsuits, difficulties in obtaining or maintaining operating permits and environmental licenses, and impacts on our reputation, among other consequences.

In addition, our operations, operated by us or third parties, could generate impacts to the communities, from our regular operations, as well as in the management of the existing environmental liabilities, which may result in environmental, material and human damages, fines and sanctions, including loss of operating license, in addition to damage to our image and reputation, which could have a material adverse effect on our results of operations and financial condition.

For example, over 30 years ago, a leak of chemical products occurred from a tank installed on a property owned by the company Companhia Carbonos Coloidais (“CCC”), located in Madre de Deus, in the State of Bahia. These products were the property of the company Tecnor Tecnolumen Química do Nordeste Ltda. (“Tecnor”) and may have been acquired by domestic producers at the time, including by Companhia Petroquímica de Camaçari, a company that subsequently was merged into Braskem. Both CCC and Tecnor are companies that have never had any corporate relations with Braskem and no longer have any operating activities.

Given our experience in the chemical and petrochemical industry and related products, the authorities requested our collaboration on the analysis, studies and environmental remediation, with monitoring by local authorities, which has been occurring since 2003. Following the agreement between the City of Madre de Deus, the Public Ministry of the State of Bahia and CCC in 2015, by means of an Amendment to this Term of Commitment, we supported through the implementation of a vacancy program, including about 200 properties, of an area near CCC’s property, declared as public utility by the City Hall in February of 2021, for the safe continuity of the remediation efforts.

Our business could be adversely affected by safety or product liability issues. Failure to appropriately manage occupational safety, process safety, product safety, human health, product liability and environmental risks inherent to the chemical and petrochemical businesses and associated with our products, product life cycles and production processes could result in unexpected incidents, including releases, fires, or explosions resulting in personal injury, loss of life, environmental damage, loss of revenue, legal liability, and/or operational disruptions. Public perception of the risks associated with our products and production processes could impact product acceptance and influence the regulatory environment in which we operate.

Changes to current applicable laws may impose changes on standards we have already implemented, which can take time to review and update and could require significant capital expenditures. For example, we have concluded or are currently concluding studies related to dams located at certain of our industrial sites as a result of a change in Brazilian law that now requires that all water and waste dams have a safety plan for these structures. Environmental studies that we have commissioned have indicated instances of environmental contamination of the soil and underground water at certain of our plants. If the laws and regulations applicable to risks and safety plans change, we may be required to revise the studies that we have carried out or take further action to rectify potential issues that would not need to be addressed under current laws and regulations.

In addition, we and certain of our executive officers have received certain notices related to environmental violations and are or have been subject to investigations or legal proceedings with respect to certain alleged environmental violations. These environmental issues, and any future environmental issues that may arise, could subject us to fines or other civil or criminal penalties imposed by Brazilian authorities.

Also, under environmental laws and regulations in the countries in which we operate, we are required to obtain operating licenses and permits for our manufacturing facilities. For example, under Brazilian federal and state environmental laws and regulations, if any of our environmental licenses or permits lapse or are not renewed or if we fail to obtain any required environmental licenses or permits or does not to meet the conditions established in the licenses or environmental permits, we may be subject to fines ranging from R$500 to R$50 million, and the Brazilian government may reverse mentioned licenses or permits, partially or totally suspend our activities and impose other civil and criminal sanctions on us, including our managers.

Pursuant to Brazilian environmental legislation and regulations, our corporate veil may be pierced to ensure that sufficient financial resources are available to parties seeking compensation for damage caused to the environment. In this sense, officers, shareholders and/or business partners or affiliates may, together with the polluting company, be held liable for damage to the environment.

In addition, our production and logistics processes are subject to inherent safety risks, which may lead to injuries, disability or death of our employees or individuals participating in such processes and communities, as well negatively impact the environment. Such risks cannot be entirely eliminated or fully mitigated even with full compliance with all safety measures applicable to us or required by laws or regulations. We may face a negative impact on our image and reputation, and on our business, financial condition and results of operations.

Until May 2019, we operated rock salt extraction wells located in Maceió, in the state of Alagoas. The operation was permanently interrupted due to the indication that it would have contributed to the occurrence of relevant subsidence in the region of four districts, with the occurrence of damage to properties and public roads located in the region. Several individual and collective lawsuits were filed in the state of Alagoas in relation to this geological event.

To date, we have entered into the agreements described below to terminate three public-interest civil actions or civil public actions filed by the competent authorities:

•	ACP Labor settlement: we committed to disbursing R$40 million to fund a Business Recovery and Promotion of Educational Activities Program for residents and workers in the districts of Mutange, Bom Parto, Pinheiro and Bebedouro, in each case, in Maceió, state of Alagoas. This agreement has been fulfilled in its entirety;
•	ACP of Residents settlement: we committed to supporting the relocation and to compensating residents, business owners and owners of vacated properties located in the risk areas defined in the Civil Defense Map through the Financial Compensation and Support for Relocation Program (Programa de Compensação Financeira e Apoio à Realocação, or PCF), by offering proposals for financial compensation and entering into individual agreements ratified by the court (the risk area encompasses approximately 15,000 properties); and
•	ACP Socio-Environmental settlement: we committed to (i) adopting the necessary measures to stabilize the cavities and monitor the soil, implementing the measures of the mine closure planning presented to the Brazilian National Mining Agency (Agência Nacional de Mineração, or “ANM”) and subject to its approval; (ii) repairing, mitigating or compensating potential environmental impacts and damages resulting from the mining activities (salt extraction) in the city of Maceió, state of Alagoas, to be defined by an Environmental Diagnosis developed by an expert and independent company approved by the Prosecutor’s Office; (iii) allocating R$1.58 billion to implement measures in the vacated area, actions related to urban mobility and to compensate potential socio-urbanistic impacts and damages, and for social collective moral damages.

Additionally, we have also entered into other two main agreements with competent authorities:

•	Term of Agreement for Implementation of Socioeconomic Measures for the Requalification of the Flexal Area, which establishes the adoption of requalification actions in the Flexais region, compensation to the Municipality of Maceió and indemnities to the residents of this location.
•	Instrument of Global Agreement with the Municipality of Maceió, which establishes, among other things: (i) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; and (iii) adhesion of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS).

We have been taking the necessary actions for closing and monitoring the salt cavities, environmental actions and other technical matters. Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing mining fronts and are being reviewed and updated from time to time according to the evolving status of the geological event.

On December 10, 2023, after an atypical microseismic activity, cavity no. 18 collapsed. Considering the best technical information available as of the date hereof, there was an indication that direct impacts of this occurrence are limited to the cavity’s location, within the protective area, which has been vacated since April 2020. The event in cavity no. 18 led to preventive stoppage of activities in the protective and surrounding area, which were resumed in February 2024 after the release of access to the area by the Civil Defense of Maceió. Based on the results from the analysis and studies available to date, the indication is that filling with sand will not be necessary for the cavity no. 18.

Additionally, we decided, in January 2024, that the six cavities previously expected to be monitored by sonar (monitoring group) should be filled with sand as a definitive solution.

Also, it was not possible to achieve pressurization of three cavities planned to be closed by plugging (previously referred to as “buffering”), which is a technique that consists of promoting pressurization of the cavity. As a result, following a series of analyses, studies and discussions with specialists, we decided, in September 2024, to fill them with sand. The decision has been presented to the Brazilian National Mining Agency (ANM).

The closure plan of 35 salt cavities currently considers the following:

(i)	16 cavities are recommended to be filled with sand, including the additional three cavities that were previously to be closed by plugging. As of June 30, 2024, five cavities were filled, two were in an advanced filling process and six were in the planning stage. As of the date hereof, six cavities have been filled, three cavities are in progress and for the seven remaining cavities, the activities are in the preparation and planning phase;
(ii)	six cavities do not have an indication of additional measures to be taken, whereas natural filling was confirmed for five cavities and one cavity, the cavity no. 18 is being evaluated, with an indication that filling with sand may not be required;
(iii)	13 cavities are currently recommended to be closed by plugging, which is a technique that consists of promoting pressurization of the cavity. Actions are in progress to check the pressurization and additional measures may be necessary. Even after confirmation of pressurization, the stability of the cavities must continue to be monitored and the Mining Closing Plan will need to continue to be updated from time to time, seeking the definitive stabilization and final closure of all the pressurized cavities. Any such closure by plugging is evaluated by us, with the support of third-party consultants, on an ongoing basis, based on the most recent available data. New data on the development of new findings may lead to changes to the foregoing planned actions, which may result in relevant additional costs and expenses that may differ from the current estimates and provisions.

Our actions are based on technical studies prepared by third-party specialists, whose recommendations may be updated from time to time according to the evolution of the geological event and are submitted to competent authorities pursuant to the timeline agreed under the closing plan. The closing plan is public and regularly reevaluated jointly with the ANM. The most recent revision of the plan was submitted to the ANM in September 2024, and as of the date hereof its feedback is pending. The subsidence is a dynamic process that is present in the risk area and must continue to be monitored during and after the actions foreseen in the closing plan for the mining areas. The results of these monitoring activities will be important for assessing the need for potential future actions. Any such potential future actions may lead to relevant additional costs and expenses that may differ from the current estimates and provisions.

Regarding environmental initiatives, in June 2022, in compliance with the Agreement for Socio-Environmental Reparation, we submitted to the Brazilian Federal Prosecution Office (“MPF”) an environmental diagnosis containing the assessment of the potential environmental impacts and damages arising from salt mining activities and the environmental plan with proposals of the measures required. As established in the agreement, the parties jointly defined the specialized company that will evaluate and monitor the environmental plan. In December 2022, the second opinion report on the environmental plan was filed with the MPF. In February 2023, the MPF expressed its agreement with this environmental plan, incorporating the suggestions provided in the second opinion report. Braskem initiated the actions set forth in the plan. We have been implementing the commitments established in the agreement and sharing the results of our actions with the local authorities. It was also agreed that the environmental diagnosis is expected to be updated in December 2025. As one of the developments of the cavity no. 18 event, although alteration in lagoon’s water quality has not been identified, according to the Agreement for Social-Environmental Reparation, the specialized company will prepare an amendment to the current environmental diagnosis report. Considering the actions for closing and monitoring the salt cavities, environmental actions and other technical matters, we have provisioned as of June 30, 2024 the amount of R$1.7 billion, net of the adjustment to present value, in connection with this matter, not including additional provisions that are expected to be recorded following such date in relation to the filling with sand of the three additional cavities described above (see note 31 to our Unaudited Condensed Consolidated Interim Financial Statements).

There are currently several lawsuits related to the geological event in Alagoas. Below, we describe the current status of the main claims faced by the Company:

On February 2, 2021, we were notified of the filing of a lawsuit by Companhia Brasileira de Trens Urbanos (“CBTU”), initially requesting only a preliminary injunction for maintaining the terms of the cooperation agreement previously signed by the parties. The request was denied in the lower and appellate courts, given the fulfillment of the obligations undertaken by us. On February 24, 2021, CBTU filed an amendment to the initial request claiming the payment of compensation for losses and damages in the amount of R$222 million and for moral damages in the amount of R$500 thousand, as well as the imposition of obligations, including the construction of a new rail line to replace the stretch that passed through the risk area. As of June 30, 2024, the updated value of this lawsuit was R$1.5 billion. As a result of a joint petition filed by the parties, an agreement was presented by the parties and ratified by the court, and the parties agreed to continue negotiations for a possible conciliation between the parties by March 2025.

In March 2023, we were informed of the claim filed by the State of Alagoas, requesting compensation for alleged damages resulting, among others claims, from the loss of properties within the risk area defined by the Civil Defense of Maceió, alleged investments initiated by the State of Alagoas and that would have become void unusable due to the evacuation of the risk area and alleged loss of tax revenue, with a request that such damages to be determined by a court appraiser. On October 10, 2023, the trial court issued a summary judgment ordering Braskem to reimburse the amounts invested, public equipment and losses in tax collection as required by the State of Alagoas. The indemnity amounts must be set in the award calculation phase. We filed an appeal against the decision. As of June 30, 2024, the amount of this claim was R$1.6 billion. There is a performance bond pledged by us for this lawsuit in the amount of R$1.4 billion.

In March 2023, we also became aware of the Public Civil Action (ACP) filed by the Public Defender’s Office of the State of Alagoas (“DPE-AL”) against us, the Federal Government, the State of Alagoas and the Municipality of Maceió, which pleads for measures related to the Flexais region, including (i) the registration of residents of this region so that they can opt for relocation through the Company’s Relocation and Financial Compensation Program (PCF); and (ii) the claim for compensation in the amount of R$1.7 billion for moral and material damages allegedly owed to residents of this region, with a subsidiary claim for judicial blocking of said amount. The injunction relief requests were rejected by the trial and appellate courts. On January 19, 2024, a decision was rendered judging partially valid the requests made by the DPE. The judge determined, among other things, set the amount of moral damages until the completion of the requalification and to determine the material damages for the devaluation of properties in the area. It was also determined the development of the case to adjudicate the request for relocation of residents, among others. Parties have appealed against this decision. As of June 30, 2024, the amount of this claim was R$2.1 billion. Our management, supported by the opinion of outside legal counsel, classifies the probability of loss in this lawsuit as possible.

In August 2023, we were informed of the Public-Interest Civil Action filed by FEPEAL and CNPA (jointly the “Associations”) against the Company, seeking compensation for material damages (damages and loss of profit) and homogeneous individual and collective moral damages for the Associations and each of the alleged 8,493 affected fishermen represented by the Associations. As a preliminary measure, the Associations requested, among other claims, that the Company provision sufficient funds to guarantee the compensation of fishermen included in the public-interest civil action, while publishing a material fact notice to the shareholders, requests that were denied by the Court. Among other requests, the Associations claim the payment of: (i) compensation for (a) individual and homogeneous moral damages suffered; (b) material damages in the form of individual and homogeneous loss of profits; (ii) compensation for collective moral damages for the Associations; (iii) compensation for collective material damages to the Associations; and (iv) attorney fees in the amount of 20% on the value of the award. As of June 30, 2024, the plaintiffs’ claims amounted to R$2.02 billion, and our management, based on the opinion of outside legal counsel, classifies the likelihood of loss in the amount of R$1.7 billion as possible and the amount of R$337 million as remote.

On November 30, 2023, we were informed of the Public-Interest Civil Action filed by the MPF, DPU and MPE against the Municipality of Maceió and Braskem, with a request for a injunctive relief based on evidence, against the Municipality of Maceió: (i) the disclosure of the new Map of Priority Action Lines, Version 5, and (ii) preparation of the Action Plan to address issues related to the identification of the roads and public equipment located in the region. Against Braskem, they request through a preliminary injunction: (i) inclusion in the PCF of the new criticality area 00 (area defined by the Civil Defense of Maceió with recommendation of vacancy) of Version 5 of the Civil Defense Map and making feasible the optional inclusion of all residents affected whose properties are located in the criticality area 01 (area defined by the Civil Defense of Maceió with recommendation of monitoring) of Version 5 of the Map, with inflation adjustment corresponding to the amounts adopted by the PCF; (ii) establishment, with the permission of the affected party of the criticality area 01, of a Program for Reparation for Damages to Properties resulting from the alleged depreciation of the property, as well as the alleged pain and suffering resulting from the inclusion of the property in the version 5 of the Map; (iii) engagement of independent and specialized consultants to identify the alleged damage to properties if the affected party decides to remain in the area of criticality 01 of Version 5 of the Civil Defense Map; and (iv) engagement of independent and specialized technical advisory to provide support to the affected parties in the analysis of the scenarios and decision-making of their relocation or staying in the area. On the merits, they request confirmation of the preliminary injunctions. On November 30, 2023, the judge rendered a decision granting the injunctive relief. Against this decision, we proposed suspension of the preliminary injunction and filed an interlocutory appeal. On January 22, 2024, the decision rendered in the interlocutory appeal determined the immediate suspension of the provisory execution determined by the trial court, which was upheld by the full court until a final decision is issued in the interlocutory appeal. As of June 30, 2024, the adjusted amount of this claim was R$1 billion.

On December 18, 2023, we were informed of the Action against the Violation of a Constitutional Fundamental Right (ADPF) filed by the Alagoas State Governor before the Federal Supreme Court due to some clauses of the agreements entered into out-of-court and ratified in the records of the cases ACP Reparation for Residents, ACP Social-Environmental Reparation and Flexais Agreement, which deal with the waiver given to the Company, as well as the acquisition and potential exploration of the vacant properties. We presented a statement applying for the denial of the ADPF continuance. On January 10, 2024, the judge rapporteur determined the testimony of Braskem, Municipality of Maceió, State of Alagoas Prosecution Office, Alagoas State Defender’s Office and Federal Public Defender’s Office and the statement of the Office of the Attorney General and Office for the General Counsel for the Federal Government. These interested parties presented their manifestation, and, on June 24, 2024, the judge rapporteur issued a decision denying the ADPF continuance. The Alagoas State Governor appealed such decision.

In March 2024, we were informed of the Public-interest Civil Action filed by DPE against Braskem, seeking, among other requests, the challenge of clause 69 of the Agreement for Socio-environmental Reparation (payment of R$150 million for collective moral damages) alleging that there were facts subsequent to the date of the agreement that would give rise to additional damages. The DPE sustains that: (i) the waiver set forth in the Agreement for Socio-environmental Reparation would not cover future damages; (ii) the transfer of the vacated properties to Braskem would violate constitutional principles; (iii) the damages caused should be fairly compensated; (iv) collective existential damages should be compensated; and (v) Braskem should be condemned for illicit profit, yet to be liquidated. Based on such allegations, it requests, as a preliminary measure: (i) the suspension of clause 58, second paragraph, of the Agreement for Socio-environmental Reparation, in order to rule out the possibility of reversion of the area to the benefit of Braskem; (ii) the imposition of inalienability of the PCF area until the final and unappealable decision on the merits of the claim, considering the need for the assets acquired by the Financial Compensation Program not to be subject to any disposal, nor subject to seizure. On April 12, 2024, these preliminary claims were rejected by the court. On the merits, it requests, among others: (i) the loss of all properties subject to the PCF, with the possibility of reverting the area to the victims or to public domain, in addition to the conviction of Braskem to the payment, as collective and social moral damages, to the same amount spent by Braskem for material damages; (ii) the conviction of Braskem, as existential damages, for the loss of all properties subject to the PCF; (iii) the conviction of Braskem for illicit profit, with the loss of the PCF properties, in addition to the payment of the amounts the Company obtained due to its alleged illicit conduct (to be determined in a liquidation proceeding); (iv) subpoena to the Investor Relations Officer, for the purposes of regulatory obligations, with publication of a relevant fact. The value of the claim attributed by the DPE is R$150 million. Our management, supported by the opinion of outside legal counsel, classifies the probability of loss in this lawsuit as possible.

In September 2024, we were notified of the filing of a public civil action (ACP) by the Public Defender’s Office of the State of Alagoas seeking, among other requests, to review the compensation paid for moral damages in the context of the Financial Compensation and Relocation Support Program (PCF), with a request for partial annulment of the signed agreements related to the PCF and approved in court. The value of the claim attributed by the plaintiff is R$5 billion. Our management, based on the opinion of outside legal counsel, classifies the probability of loss in this lawsuit as remote.

As of June 30, 2024, the total outstanding provision related to the geological event in Alagoas was R$5,227 million, which was based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope, method and the success of action plans, including actions related to the plugging, filling, closing and monitoring of the salt cavities; new repercussions or developments arising from the geological event, including possible revisions of the Civil Defense Map, and the assessment of the plan for closing and monitoring of the salt cavities; new studies or revisions to the existing studies with recommendations from specialists, including the Technical Monitoring Committee, pursuant to the Agreement for Compensation of Residents; and other new developments related to this event. Since June 30, 2024, we have identified new provisions that are expected to be made, including as a result of the decision to fill in three cavities that were previously expected to be closed by plugging (see note 31 to our Unaudited Condensed Consolidated Interim Financial Statements).

The measures related to the mine closure plan are also subject to the analysis and approval by ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of the geological event.

Continuous monitoring is essential for confirming the result of the current recommendations. Accordingly, the plan to close the mining areas may be updated based on the need to adopt technical alternatives to the definitive stabilization and final closure of all the pressurized cavities, including, but not limited to, all other points mentioned above. In addition, the assessment of the behavior of cavities could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-Environmental Reparation Agreement, were defined considering the environmental diagnosis already prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan was agreed to be part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

We have been making progress with public entities about other indemnification requests to understand them better. Although future disbursements may occur as a result of progress in the negotiations, as of the date of this annual report, we are unable to predict the results and timeframe for concluding these negotiations or their possible scope, and the total associated costs in addition to those already provisioned for.

It is not possible to anticipate all of the new claims related to damages or other nature that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of infraction or administrative penalties of diverse nature. We continue to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utilities concessionaires, entities of the direct or indirect administration of the State of Alagoas, the Municipality of Maceió or the Brazilian federal government. Therefore, the number of such actions or lawsuits, their nature or the amounts involved cannot be estimated.

Consequently, we cannot eliminate the possibility of future developments related to every aspect of the geological event in Alagoas, so the expenses to be incurred to resolve related disputes may materially differ from its estimates and provisions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2024.

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas
	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer